Exhibit 99.5
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of Precision Drilling Corporation
as Administrator of Precision Drilling Trust
We consent to the inclusion in this annual report on Form 40-F of:
—	our auditors’ report dated February 13, 2007 on the consolidated balance sheets of Precision Drilling Trust (“the Trust”) as at December 31, 2006 and 2005, and the consolidated statements of earnings and retained earnings (deficit) and cash flow for each of the years in the three-year period ended December 31, 2006

—	our Report of Independent Registered Public Accounting Firm dated February 13, 2007 on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006 each of which is contained in this annual report on Form 40-F of the Trust for the fiscal year ended December 31, 2006.
We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-124811, No. 333-116492 and No. 333-105648) on Form S-8 and in the Registration Statement (No. 333-115330) on Form F-10 of the Trust.
(signed)  KPMG LLP
Chartered Accountants
Calgary, Canada
March 29, 2007